

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 9, 2021

Melanie Vinson
Chief Legal Officer
Confluent, Inc.
899 W. Evelyn Avenue
Mountain View, California 94041

> **Re: Confluent, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 1, 2021**
> **File No. 333-256693**

Dear Ms. Vinson:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 20, 2021 letter.

Form S-1 filed June 1, 2021

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 14. Subsequent Events, page F-37

1. We note that in April and May 2021, the company granted stock options and RSUs with both service-based and performance-based vesting conditions. We further note that in May 2021, the company reserved an aggregate of 250,000 shares of common stock for issuance to a charitable foundation upon or after the closing of the company's initial public offering. Please explain your consideration of disclosing an estimate of the share-based compensation expense and pro forma earnings per share impact with respect to these issuances. We refer you to ASC 855-10-50-2(b).

2. We note in January 2021, a malicious third party gained unauthorized access to a third-party vendor, Codecov, that provides a software code testing tool, potentially affecting more than a thousand of Codecov's customers, including you, which you refer to as the Codecov Breach. We further note that through your investigations, you have determined that the attackers leveraged a vulnerability in Codecov's software to gain access to credentials in your development environment, and thereby obtained unauthorized read-only access to, and copied to overseas IP addresses, the private Github repositories containing your source code, references to certain customers, and certain documents containing customer information. Please tell us how you evaluated and assessed any contingent liabilities associated with the Codecov Breach. We refer you to ASC 450-20-55-14. Explain your consideration of disclosing the Codecov Breach as a subsequent event. We refer you to the guidance in ASC 855-10-50.

You may contact Morgan Youngwood, Senior Staff Accountant, at (202) 551-3479 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Milson Yu